EXHIBIT 99.5

Schedule 6(b) to the Registration Rights Agreement by and among Tower Semiconductor Ltd. (the “Company”) and the Purchasers (as defined therein), dated March 15, 2007.

Pursuant to a Registration Rights Agreement, dated January 18, 2001, between the Company and Israel Corporation Ltd., Alliance Semiconductor Corporation, SanDisk Corporation, Macronix International Co., Ltd. and QuickLogic Corporation (the “2001 Registration Rights Agreement” and the “2001 RRA Parties”), such persons have “piggyback” registration rights in connection with the Registration Statement. In addition, the 2001 RRA Parties have demand registration rights under the 2001 Registration Rights Agreement. The Company has received waivers from the 2001 RRA Parties with respect to such rights.

Pursuant to Registration Rights Agreements, dated September 28, 2006, between the Company and each of Israel Corporation Ltd., Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., on January 24, 2007, the Company filed a registration statement on Form F-3 covering shares of the Company. The F-3 has not yet been declared effective by the SEC and may be amended, provided no amendment shall be made to add additional selling securityholders to such registration statement.